SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[x ] Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Pope & Talbot, Inc.

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

        INDEPENDENT SHAREHOLDER SOLICITATION

FOR PROPOSAL FOR CONFIDENTIAL SHAREHOLDER VOTING AT

          POPE & TALBOT INC.
          Annual Shareholders Meeting
          April 30, 1996 2 p.m.
          Riverplace Alexis Hotel
          1510 Southwest Harbor Way
          Portland Oregon

Date sent to shareholders:
March 27, 1996

UFCW 99R
2501 W. Dunlap Ave.
Phoenix AZ  85201
(602) 572-2149

Dear Fellow Pope & Talbot Shareholder:

     We urge you to vote FOR our shareholder proposal for confidential shareholder voting at Pope & Talbot.

     Hundreds of companies provide confidential voting for shareholders. Voting for leadership is, in our view, a private matter.

     Secret ballot voting is how union officials and most government officials are elected. It is how employee-shareholders of other companies vote their stock.

     Shareholders should have the right to vote as they see fit without having anything to fear. We in no way suggest management has threatened to retaliate against shareholders. However, shareholders often have business or personal connections with members of the Board which go beyond owning Pope & Talbot stock. For example, stock may be owned by some person or business which works for Pope & Talbot and may fear what would happen to their livelihood if they vote stock against management's recommendation.

     Some shareholders do not wish to vote for a corporate governance proposal unless they are dissatisfied with company performance. The annual report you recently received from Pope & talbot states that in 1995 it lost $24.8 million, or $1.86 per share, "the largest loss in the Company's history." Here is the stock performance data from the graph in the Company's 1996 proxy statement:<F1>

     POPE & TALBOT  STANDARD & POORS 500     PAPER/FOREST PROD.
1990           100                 100            100
1991           109.5               130.55         132.23
1992           119.3               140.72         145.96
1993           221.65              154.91         166.07
1994           126.85              157.39         167.62
1995           111.29              216.42         184.47

<F1>This chart compares the yearly percentage change in the
cumulative shareholder return on the Company's common stock during the five fiscal-year period ended December 31, 1995 with the cumulative total return on the S & P 500 Index and the Value Line Paper & Forest Products Index for that same period. The comparison assumed $100 was invested on December 31, 1990 in the Company's common stock and in each of these indices and assumes reinvestment of dividends.

     Why should shareholders care about their freedom to disagree with management confidentially? There may be issues where you disagree with management: for example, Pope & Talbot's top management currently enjoys golden parachutes which allow them to receive 2.99 years' worth of severance pay and benefits if terminated within 18 months after a change in control. <F2> Such pay is also offered if the executive voluntarily quits in response to a material reduction in his or her level of responsibilities. Within the protected time period, a discharged executive receives severance unless the reason for discharge amounts to "having engaged in fraud or in any other intentional misconduct adversely affecting the business reputation of the Company in a material manner" (in other words, an executive terminated for gross negligence would still be entitled to severance). While similar golden parachutes are found at other companies, we feel they are unfair to shareholders. Regardless of how you feel on this issue, shouldn't shareholders be able to vote on it confidentially as they see fit?

     Pope & Talbot's management has not advised us of its position on this proposal. Other companies' managements have argued against confidentiality by claiming shareholders can obtain confidentiality by placing their stock in the name of a broker or other nominee instead of having the stock listed in one's own name on company records. If you are not the record owner, you are the best judge of how much you can rely on your nominee to keep your confidences. If instead you are the record owner, you need not be concerned about possible brokers' maintenance fees or possible delay in getting shareholder materials. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. Record owners should not have to give up all this just to have a secret ballot vote.


<F2>The agreements have been in effect for several years. Neither we nor management are putting these severance arrangements up for shareholder vote this year. We incorporate herein by reference the full text of the golden parachute policy, pages 44-51 of Exhibits to the Company's 1991 10K filing with the SEC. You may obtain a copy of this document from SEC reference rooms, commercial service such as Disclosure, Inc. (800-638-8241), or by contacting us at the address and phone above. We undertake to provide you a copy by mail within one business day of your request.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL FOR SECRET BALLOT VOTING:

     Resolved, that shareholders recommend the Company adopt a policy of confidential shareholder voting, with exceptions solely for independent inspectors of election to certify the results of the vote, for disclosure required by law, or when shareholders address comments to management on their proxy cards.

This proposal is only a recommendation and would not be legally binding on the board. However, we do not believe the board would disregard a recommendation approved by a majority of shareholders.

THIS SOLICITATION

     The costs of this solicitation are being borne by United Food & Commercial Workers Local 99R, which owns 100 shares of Pope & Talbot common stock. We expect the solicitation will cost about $2000. We have no interest in bargaining for Pope & Talbot employees, nor are aware of any labor dispute at Pope & Talbot. We are a non-profit organization representing grocery employees in Arizona, and have been organizing Albertson's employees over management opposition through means we believe improper. Albertson's director Warren McCain is on Pope & Talbot's board. We are not soliciting votes against his reelection. We have made similar shareholder proposals at other companies with similar connections to Albertson's. At the shareholder meeting we will present the confidential voting proposal and vote your proxy as you direct, regardless of the outcome of Albertson's labor situation or whether McCain continues on Pope & Talbot's board.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives shareholders who have owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement. The deadline for submitting such proposals for inclusion in the company's proxy statement for the 1997 annual meeting will be November 9, 1996. Feel free to contact us if you would like more information about how to pursue a shareholder proposal.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVES / ELECTION OF
DIRECTORS / APPROVAL OF NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN /
REAPPOINTMENT OF ACCOUNTANTS

     We incorporate herein by reference the information on these matters contained in management's proxy statement. We make no recommendation how to vote on these matters.

VOTING PROCEDURE

     OUR PROPOSAL IS NOT ON MANAGEMENT'S CURRENT PROXY CARD.
There are several possible ways of voting on our proposal:

(1) You can return the enclosed proxy card (even if you have already voted on management's card -- only the latest-dated proxy card counts);
(2) You can vote at the meeting; or
(3) We asked management to include this proposal on its proxy card but it refused. It is possible management may send you a second proxy card which gives you a chance to vote on the proposal. The Company's first proxy card gives management the discretion to vote AGAINST the proposal. If you would like to vote on our proposal using management's card, you may wish to complain to Company Secretary Carlos Lamadrid, Pope & Talbot, 1500 S.W. First Avenue, Portland OR 97201. Tel. (503) 228-9161.

IF YOU HAVE ALREADY RETURNED A PROXY CARD TO MANAGEMENT, YOU CAN CHANGE YOUR VOTE. You may revoke your vote at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting.

     Until the meeting, we will keep the content of all cards we receive confidential from everyone save our staff. At the meeting the cards must be presented to the company's tabulator to be counted, at which point under current policy management might view them. Any information identifying you on the survey responses will be kept confidential by our agents and be used solely to confirm the survey's validity and to communicate about shareholder voting issues.

The enclosed proxy card gives us no discretionary voting authority. If matters other than those listed therein are presented to the meeting (which we do not anticipate), we will not vote your shares on those matters. If you sign the enclosed card but do not direct us how to vote, we will vote FOR our proposal and not vote on other matters. The record date is March 4,1996. We incorporate herein by reference the discussion in the Company's proxy statement of voting procedures and outstanding securities. Approval of our proposal would require the votes of a majority of shares voted.

THANK YOU FOR VOTING FOR THE PROPOSAL FOR SECRET BALLOT VOTING
FOR SHAREHOLDERS.

                                        Sincerely,


                                        William McDonough
                                        President UFCW 99


PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ

PROXY
SOLICITED BY UFCW 99R
for ANNUAL SHAREHOLDERS MEETING OF
POPE & TALBOT INC.

April 30, 1996

     The undersigned shareholder hereby appoints William
McDonough proxy with full power of substitution to vote for the undersigned at the annual meeting of Pope & Talbot, and at any adjournments thereof, as directed below. The undersigned grants no discretionary voting authority.

(1) SHAREHOLDER PROPOSAL FOR CONFIDENTIAL SHAREHOLDER VOTING

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(2) ELECTION OF DIRECTORS
Nominees: Warren McCain; Robert Miller, Jr., Hugo Powell

     FOR ALL NOMINEES [  ] WITHHOLD FROM ALL [  ]

To withhold authority to vote for any individual nominee, write his name here:

(3) APPROVAL OF NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(4) RATIFICATION OF ACCOUNTANTS

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]


SIGNATURE ________________________________   DATE ___________

PRINT NAME ________________________________   DATE ___________

ADDRESS ____________________________________________________

_____________________    ___________    _________________
ACCOUNT NO./SSN          # OF SHARES    TELEPHONE/FAX NOS.

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE. PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN. IF YOU ARE NOT THE RECORD OWNER OF THIS STOCK, PLEASE LIST
THE NAME AND ADDRESS OF THE RECORD OWNER BELOW:

UFCW SURVEY OF POPE & TALBOT SHAREHOLDERS

     THIS IS A VOLUNTARY SURVEY, NOT A PROXY: PLEASE RETURN IT
EVEN IF YOU DO NOT FILL OUT A PROXY CARD.

1. Do you support the idea of confidential voting for shareholders?


          Yes  _____     No   ____  Undecided  ________

If you wish to vote on this proposal, you must vote send in a proxy card or attend the meeting.

2. List anything you would like changed about the Company:

     __________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________ Title, if any __________

Address _______________________________________________________

Phone ____________  Fax _______________  #Shares owned  ________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85201